STELLAR RESOURCES LTD.
3155 E. Patrick Lane, Suite 1
Las Vegas, Nevada 89120-348
Telephone: (702) 898-6004 -
Facsimile: (702) 898-6012 \

April 6, 2006

**The United States Securities
& Exchange Commission**
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549 - 7010

Via Fax: 1-202-772-9368

Attention: Tracie Towner

Re: 2005 10-KSB for Fiscal Year Ended July 31, 2005

We are responding to your letter to us dated March 28 2006 and reply as follows:

Form 10-KSB for Fiscal Year Ended July

Financial Statements page 11

Report of Independent Registered Public Accounting Firm, page 12

1.   We note you have no object to our use of a Canadian Audit firm.

Controls and Procedures, pages 26-27 on 10-KSB

2.   We have amended the Controls and Procedures to read for 10-QSB for the period ended October, 31 20005 and January 31, 2006 and the current 10-KSB as follows:

"(a) Evaluation of Disclosure Controls and Procedures. The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this quarterly report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosures and procedures are effective. Also, based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Controls. The Company's chief executive officer and chief financial officer have concluded that there were not significant changes in the Company's internal controls or other factors that could significantly affect those controls subsequent to the date of their evaluation. There were no control actions with regard to significant deficiencies and material weaknesses. There has been no material change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 that occurred during the Company's fiscal year for which this report is filed that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting."

2

April 6, 2006
Stellar Resources Ltd.
File No. 0-51400

<u>Exhibits</u>

3.   We attach the Certification for the Chief Financial Officer which is also included in the Form 10-QSB for the period October 31. 2005.

Once we have received your approval of the above, we shall take steps to file all Form 10-KSB and 10QSB together with this covering letter on EDGAR.

Yours truly,

STELLAR RESOURCES LTD.

PER:

ANDREW REID
President

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934
       For the fiscal year ended **July 31, 2005**

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE   SECURITIES
EXCHANGE ACT OF 1934
       For the transition period from _____ to _____

Commission File No. __0-51400__ _ _ _ . _ .. ·-[Deleted: 333-103384]

STELLAR RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

_____NEVADA_____	98-0373867
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3155 E. Patrick Lane, Suite 1, Las Vegas, Nevada (Address of principal executive offices)	89120-348 (Zip Code)

Registrant's telephone number, including area code: **702-898-6004**

Securities registered pursuant to Section 12(b) of the Act: **NONE**

Securities registered pursuant to Section 12 (g) of the Act: **Common Stock ($0.001 par value)**

Name of exchange on which registered: **NASD (OTCBB)**

Check whether the issuer (l) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

       Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [X] No

Revenues for year ended July 31, 2005 were $NIL.

The aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the common equity was sold, as of September 28, 2005 was **$1,639,905.**

ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

ITEM 14.   Controls and Procedures

Formatted: No widow/orphan control, Keep with next, Keep lines together

(a) Evaluation of Disclosure Controls and Procedures. The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosures and procedures are effective. Also, based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Controls. The Company's chief executive officer and chief financial officer have concluded that there were not significant changes in the Company's internal controls or other factors that could significantly affect those controls subsequent to the date of their evaluation. There were no control actions with regard to significant deficiencies and material weaknesses. There has been no material change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 that occurred during the Company's fiscal quarter for which this report is filed that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Deleted: Within the 90 days prior to the filing date of this Annual Report, we carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and Principal Accounting Officer, of effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14 of the Securities & Exchange Act of 1934. Based upon that evaluation, the Principal Executive Officer and the Principal Accounting Officer concluded that our disclosure controls and procedures are effective in timely alerting them to materials information relating to us required to be included in this Annual Report. There have been no significant changes in our internal controls or in other factors, which could significantly affect such internal controls, subsequent to the date we carried out our evaluation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB/A

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED OCTOBER 31, 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to

Commission File No. 0-51400   Deleted: 333-103364

Stellar Resources Ltd.
(Name of Small Business Issuer in its charter)

Nevada	98-0373867
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3155 East Patrick Lane, Suite 1, Las Vegas, Nevada	89120-348
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (702) 898-6004

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practical date. The total number of shares of Common Stock, par value $0.001 per share, outstanding as of December 14, 2005 was 3,568,220.

Item 3.   Control and Procedures

(a) Evaluation of Disclosure Controls and Procedures. The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this quarterly report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosures and procedures are effective. Also, based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Controls. The Company's chief executive officer and chief financial officer have concluded that there were not significant changes in the Company's internal controls or other factors that could significantly affect those controls subsequent to the date of their evaluation. There were no control actions with regard to significant deficiencies and material weaknesses. There has been no material change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 that occurred during the Company's fiscal year for which this report is filed that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

We are not aware of any pending litigation nor do we have any reason to believe that any such litigation exists.

Item 2. Change in Securities

Not applicable.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to Vote of Security Holders

No matters were submitted to a vote of the Company's shareholders during the nine-month period ended April 30, 2005;

Item 5. Other Information

None.

Item 6. Exhibits and Reports on Form 8-K

Reports on Form 8-K:

Incorporated by reference to Exhibit 99.1 to the Company's Form 8-K dated July 28, 2005.

Deleted: Within the 90 days prior to the filing date of this Quarterly Report, we carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and Principal Accounting Officer, of effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14 of the Securities & Exchange Act of 1934 Based upon that evaluation, the Principal Executive Officer and the Principal Accounting Officer concluded that our disclosure controls and procedures are effective in timely, alerting them to materials information relating to us required to be included in this Quarterly Report. There have been no significant changes in our internal controls or in other factors, which could significantly affect such internal controls, subsequent to the date we carried out our evaluation.¶